Exhibit 99.6

CERTIFICATE OF AUTHOR

I, Wayne Rogers, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1

I am currently employed as a Principal Mining Engineer and Open Pit Manager with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2

This certificate applies to the Technical Report titled “Silver Sand Project Pre-Feasibility Study” with an effective date of 19 June 2024, (the “Technical Report”), prepared for New Pacific Metals Corp. (“the Issuer”) in respect of the Issuer's Silver Sand property (the "Property").

3

I am a graduate of the University of Western Australia in Perth, Australia (Bachelor of Mining Engineering in 2005) and the University of Queensland in Brisbane, Australia (Master of Philosophy (MPhil) in Mining Engineering in 2014). I am a member in good standing of the Engineers and Geoscientists British Columbia (Registration #49953). I have worked as a Mining Engineer for a total of 19 years since my graduation from university and have relevant experience in project management, feasibility studies, and technical report preparations for mining projects. My expertise includes strategic and tactical mine planning, mine design, mine optimization, feasibility studies, and drill and blast.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Property from 4-5 May 2023 for 2 days.

5	I am responsible for Sections 15, 16, 22 and parts of 1, 21, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have had prior involvement with the Property in that I was a qualified person for the AMC Technical Report in 2022 (effective date of 30 November 2022).

8	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

9

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 19 June 2024
Signing Date: 31 July 2024

Original signed by

Wayne Rogers, P.Eng.
Open Pit Manager / Principal Mining Engineer
AMC Mining Consultants (Canada) Ltd.